NEWS RELEASE

Symbols: JJJ.X - CSE

HHHEF – OTC Pink

37 Capital announces proposed private placement

VANCOUVER, BRITISH COLUMBIA. June 1, 2023. 37 Capital Inc. (the “Company” or “37 Capital”) intends to enter into a non-brokered private placement financing whereby the Company may raise gross proceeds of up to $100,000 by issuing up to 4,000,000 units of the securities of the Company at the price of $0.025 per unit (the “Proposed Financing”). Each Unit will consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years from Closing. Finder’s fees may be payable in respect to this transaction and certain insiders may participate in this financing. All securities that will be issued in connection with this Proposed Financing will include a hold period in accordance with applicable securities laws. The proceeds of this Proposed Financing shall be utilized towards the payment of the Company’s liabilities and for general working capital purposes.

For more information on the Company, please contact us at (604) 681-0204. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”

Jake H. Kalpakian,

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

37 Capital Inc.

Suite 303, 570 Granville Street.

Vancouver, BC V6C 3P1

Tel: (604) 681-1519 Fax: (604) 681-9428

www.37capitalinc.com email: info@37capitalinc.com